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                         December 5, 2023

       Rasmus Holm-Jorgensen
       Chief Financial Officer
       Acrivon Therapeutics, Inc.
       480 Arsenal Way, Suite 100
       Watertown, Massachusetts 02472

                                                        Re: Acrivon
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 1,
2023
                                                            File No. 333-275854

       Dear Rasmus Holm-Jorgensen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Archer Rubin